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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
July 2, 2010

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 8 amends the Form CB submitted to the Securities and Exchange Commission by KazakhGold Group Limited on July 1, 2010.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 30, 2010*
2.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated July 2, 2010*
3.	Private Exchange Offer Memorandum, dated July 2, 2010*
4.	Regulatory News Service Announcement, dated July 5, 2010*
5.	Share Form of Acceptance to accept Private Exchange Offer with respect to common shares of OJSC Polyus Gold*
6.	ADS Form of Acceptance to accept the Private Exchange Offer with respect to Level 1 American Depositary Shares of OJSC Polyus Gold*
7.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)*

8.	Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)*

9.	Supplementary Prospectus, dated July 13, 2010*
10.	Regulatory News Service Announcement, dated July 14, 2010*
11.	Regulatory News Service Announcement, dated July 27, 2010*
12.	Supplementary Prospectus, dated July 28, 2010*
13.	Regulatory News Service Announcement, dated July 28, 2010*
14.	Supplementary Prospectus, dated August 9, 2010*
15.	Regulatory News Service Announcement, dated August 9, 2010*
16.	Supplementary Prospectus, dated August 17, 2010*
17.	Regulatory News Service Announcement, dated August 17, 2010*
18.	Regulatory News Service Announcement, dated September 15, 2010*
19.	Supplementary Prospectus, dated September 16, 2010*
20.	Supplementary Prospectus, dated September 24, 2010
21.	Regulatory News Service Announcement, dated September 24, 2010
* previously filed

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed with the Securities and Exchange Commission on July 1, 2010

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PART IV – SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

September 24, 2010

(Date)

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24 September 2010

PUBLICATION OF SUPPLEMENTARY PROSPECTUS

KazakhGold Group Limited ("KazakhGold" or the "Company") announces that on 24 September 2010, in accordance with the Prospectus Directive, it published a supplementary prospectus (the "Supplementary Prospectus") to the Prospectus dated 2 July 2010. The Supplementary Prospectus is being issued to disclose information contained in KazakhGold's unaudited interim condensed consolidated financial statements for the six months ended 30 June 2010 prepared in accordance with IFRS, which were published via the Regulatory News Service of the London Stock Exchange plc on 21 September 2010.

A copy of the Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

The Supplementary Prospectus is also available for download from KazakhGold's website at: http://www.kazakhgold.com and copies will be made available at KazakhGold's principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturdays, Sundays and public holidays excepted).

Enquiries:
KazakhGold	+44 (0) 20 8528 1450
Alexey V. Chernushkin, Director, Capital Markets and IR
HSBC (financial adviser to KazakhGold)	+44 (0) 20 7991 8888
Sergei Chinkis

HSBC Bank plc ("HSBC"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for KazakhGold and no one else in connection with the proposed combination of KazakhGold and OJSC Polyus Gold (the "Proposed Combination") and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.

General

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not "qualified investors" (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to in the Prospectus dated 2 July 2010 (the "Private Exchange Offer") does not, and is not intended to, constitute a public offer in Russia. The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to "placement" or "public circulation" in Russia.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style.

The KazakhGold Shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

The Private Exchange Offer is made for Polyus Securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

This information is provided by RNS
The company news service from the London Stock Exchange

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should immediately seek your own independent financial advice from your stockbroker, bank manager, solicitor or other independent professional adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising upon investment in shares and other securities if you are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in your own jurisdiction.

If you have sold or otherwise transferred all of your Polyus Shares and/or Polyus ADSs, please send this document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The Private Exchange Offer is being made (i) to all holders of Polyus Shares and Polyus ADRs outside the Russian Federation, Canada, Australia and Japan who under the laws of their jurisdiction are permitted to participate in the Private Exchange Offer and (ii) in the Russian Federation, solely to certain legal entities that are “qualified investors” (as defined in the Russian Federal Law on the Securities Market). This document or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in Russia or to or for the benefit of any Russian person, and does not and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. The information contained in this document must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia. This document has not been and will not be registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia. ANY PERSON RESIDENT IN THE RUSSIAN FEDERATION OR WHO HAS OBTAINED A COPY OF THIS DOCUMENT AT AN ADDRESS WITHIN THE RUSSIAN FEDERATION AND WHO IS NOT A “QUALIFIED INVESTOR” (AS DEFINED IN ARTICLE 51.2 OF THE RUSSIAN SECURITIES MARKET LAW) IS REQUIRED TO DISREGARD IT. The Private Exchange Offer does not, and is not intended to, constitute a public offer in Russia. The Private Exchange Offer is not being made, directly or indirectly, to persons in jurisdictions in which the making of the Private Exchange Offer would constitute a violation of the relevant laws of such jurisdiction. The distribution of this document in jurisdictions other than the UK or Jersey may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

KAZAKHGOLD GROUP LIMITED
(incorporated as a public company with limited liability under the laws of Jersey with registered company number 91264)

Supplementary Prospectus
in relation to

(1)	Offer of up to 274,929,559 Level I GDSs, evidenced by Level I GDRs (the “Level I GDRs”), each representing one ordinary share of KazakhGold Group Limited, to certain holders of shares and/or American depositary shares of OJSC Polyus Gold pursuant to the Private Exchange Offer; and

(2)	Admission to listing on the Official List of the U.K. Listing Authority, and to trading on the regulated part of the International Order Book of the London Stock Exchange plc, a regulated market for the purposes of the Markets in Financial Instruments Directive 2004/39/EC, of up to 1,815,837,075 depositary receipts, each representing one ordinary share of KazakhGold Group Limited, including up to 1,610,208,159 Level I GDRs and Regulation S GDRs being issued in connection with the Private Exchange Offer and related transactions

This document, which comprises a Supplementary Prospectus relating to KazakhGold Group Limited (“KazakhGold” or the “Company”) prepared in accordance with the Prospectus Rules, has been approved as such by the Financial Services Authority in accordance with Section 85 of the Financial Services and Markets Act 2000. A copy of this document has been submitted to the National Storage Mechanism in the United Kingdom and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules.

This Supplementary Prospectus is supplemental to, and should be read in conjunction with, the prospectus published by KazakhGold and dated 2 July 2010 (the “Prospectus”) and the five supplementary prospectuses to the Prospectus dated 13 July 2010, 28 July 2010, 6 August 2010, 17 August 2010 and 16 September 2010, respectively, copies of which are available at http://www.kazakhgold.com/investor/proposed_combination/. The Supplementary Prospectus is being issued to disclose information contained in KazakhGold’s unaudited interim condensed consolidated financial statements for the six months ended 30 June 2010 prepared in accordance with IFRS, which was published via the Regulatory News Service of the London Stock Exchange plc on 21 September 2010. The whole of the text of this Supplementary Prospectus and the Prospectus should be read, but your attention is, in particular, drawn to Part II of the Prospectus entitled “Risk Factors” on pages 6 to 34 of this Prospectus for a discussion of the risks that might affect the value of securities that you hold in KazakhGold. Except as expressly stated herein, or unless the context otherwise requires, the definitions used in the Prospectus also apply in this Supplementary Prospectus.

KazakhGold accepts responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of KazakhGold (which has taken all reasonable care to ensure that such is the case), the information contained in this Supplementary Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this document has been delivered to the Registrar of Companies in Jersey in accordance with Article 5 of the GPO and the Registrar has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Articles 2 and 4(1) of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of securities in KazakhGold. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of KazakhGold or for the correctness of any statement made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability from the discharge of its functions under that law.

Notice to US holders of Polyus Shares and/or Polyus ADSs
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Private Exchange Offer is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for US holders of Level I GDRs to enforce their rights and any claim they may have arising under the US federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US holders of Level I GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

US holders of Level I GDRs should be aware that KazakhGold may purchase securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated purchases.

Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved the securities offered in connection with the Private Exchange Offer, or determined if this document or the Private Exchange Offer is accurate or complete. Any representation to the contrary is a criminal offence.

This document should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia. Any person resident in the Russian Federation or who has obtained a copy of this document at an address within the Russian Federation and who is not a “qualified investor” (as defined in Article 51.2 of the Russian Securities Market Law) is required to disregard it.

Regulatory Information
This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, securities in any jurisdiction in which such offer or solicitation is unlawful. Issue or circulation of this document may be prohibited in some countries, and attention is drawn to the notices to residents of various countries set out in the section entitled “Notice to holders of Polyus Shares and/or Polyus ADSs” on pages (iv) to (vi) (inclusive) of the Prospectus.

KazakhGold will accept withdrawals of acceptances validly made in respect of the Private Exchange Offer until close of business on two business days from publication of this Prospectus Supplement. Eligible Polyus Shareholders who wish to withdraw their acceptances should contact CJSC “Computershare Registrar” (formerly “NRC”) for further information. Any Polyus Shares transferred to KazakhGold prior to withdrawal will be returned to the Eligible Polyus Shareholders that withdrew their acceptance. Eligible Polyus ADS Holders should contact the Exchange Agent for further information. The necessary contact details for each of CJSC “Computershare Registrar” and the Exchange Agent may be found on page 30 of the Private Exchange Offer Document dated 2 July 2010, which is available at http://www.kazakhgold.com/investor/proposed_combination/.

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Events arising since publication of the Prospectus
The purpose of this supplementary prospectus is to disclose information contained in KazakhGold’s unaudited interim condensed consolidated financial statements for the six months ended 30 June 2010 prepared in accordance with IFRS (the “Interim Financial Statements”) and to supplement Part II of the Prospectus entitled “Risk Factors”.

Interim Financial Statements
The Report on the Review of the Interim Financial Statements by ZAO Deloitte & Touche CIS includes an Emphasis of Matter to draw attention to note 1 to the Interim Financial Statements, which describes a series of events which occurred subsequent to 30 June 2010, the resolution of which is uncertain as at the date of issuance of the Interim Financial Statements and which may have a material impact on the Group’s future operations and which may cast significant doubt about the Group’s ability to continue as a going concern.

The events referred to in note 1 to the Interim Financial Statements comprise the following actions taken by the Kazakh authorities in relation to the KazakhGold Group and its operations in Kazakhstan since 30 June 2010:

•	on 12 July 2010, Kazakhaltyn, a major production subsidiary of KazakhGold located in Kazakhstan, received notification from the Ministry of Industry and New Technologies of the Republic of Kazakhstan indicating that the previous decisions of the competent authorities in Kazakhstan providing a waiver of the state’s pre-emptive right to acquire KazakhGold’s securities had been annulled. These waivers were obtained in connection with (a) the acquisition of 50.2% of the shares of KazakhGold in July 2009, (b) the issuance of shares in July 2010 that resulted in proceeds of USD 100 million to KazakhGold and (c) the proposed combination between Polyus Gold and KazakhGold announced on 30 June 2010;

•	on 2 August 2010, the KazakhGold Group was notified that a freeze had been placed by the Agency on Economic and Corruption Crimes (“AECC”) in Kazakhstan on certain bank accounts held in Kazakhstan by Kazakhaltyn. This freeze is in connection with an investigation by the AECC into allegations of fraud by three members of KazakhGold’s current Board of Directors. After clarification, Kazakhaltyn was permitted limited access to make payments to employees and certain key suppliers;

•	on 23 August 2010, an unscheduled tax audit of Kazakhaltyn commenced for the fiscal years 2009 and 2010 and further the tax audit was extended for the fiscal years 2007 and 2008; and

•	on 7 September 2010, major production assets owned by Kazakhaltyn were frozen under AECC freezing order which had been made in the connection with the investigation being processed by AECC. The restriction only refers to possible disposal of property, plant and equipment and has no influence on current operating activity.

Management of the KazakhGold Group believe that, based on the rapid sequence of these events, the actions of the Government of the Republic of Kazakhstan is in direct response to the legal proceedings brought by the current shareholders against the former shareholders on 25 June 2010.

The Directors of KazakhGold have concluded that the factors described above related to the financial position at 30 June 2010, and the actions taken by the Government of Kazakhstan represent a material uncertainty that casts significant doubt upon the KazakhGold Group’s ability to continue as a going concern and that therefore, the KazakhGold Group may be unable to realise its assets and discharge its liabilities in the ordinary course of business.

Management has considered the following in determining whether or not these interim condensed consolidated financial statements should be prepared on a going concern basis:

•	on 1 July 2010, KazakhGold issued 66,666,667 of ordinary shares, resulting in total proceeds of USD 100 million. Polyus Gold, through its subsidiary Jenington, subscribed for 51,194,922 of the shares increasing its ownership in KazakhGold to 65% of the issued share capital;

•	on 6 July 2010, KazakhGold repaid a USD 50 million loan to Jenington. There remains a
USD 50 million loan, convertible at the option of the holder, and, if converted prior to the proposed combination of KazakhGold and Polyus Gold, is subject to regulatory approval from the Government of Kazakhstan and given the situation described in this note such approval may not be received;

•	Polyus Gold has guaranteed the Senior Notes;

•	Polyus Gold has provided the KazakhGold Group a commitment that it will provide the necessary financial support to ensure the Group is able to finance its operations and obligations;

•	on 27 July 2010, KazakhGold received a waiver from holders of the Senior Notes of breaches which existed at 30 June 2010 under the terms and conditions of Senior Notes together with a pre-emptive waiver of certain breaches of the terms and conditions of Senior Notes that are expected to arise in connection with the Proposed Combination of KazakhGold and Polyus Gold; and

•	the importance of the survival of the business to the particular region in Kazakhstan.

Based on this assessment, the Directors of KazakhGold have concluded that it is reasonable that they will be able to finance their operation and meet their obligations for a period no less than twelve months from the date of issuance of these interim condensed consolidated financial statements and accordingly have continued to adopt the going concern basis of accounting in preparing the Interim Financial Statements.

The KazakhGold Group is unable to predict the outcome of the actions taken by the Government of Kazakhstan and therefore cannot reasonably predict the impact on its operations, ability to meet its obligations or ability to realise its assets that may result from the ultimate resolution between the KazakhGold Group and the Government of Kazakhstan. Should the outcome be unfavourable to the KazakhGold Group, there is a risk of significant material adjustment to the financial statements.

3

Risk Factors
The paragraphs set forth above under “Interim Financial Statements” are deemed to be added to the end of the risk factor included in Part II of the Prospectus entitled “Risks Associated with the KazakhGold Group - KazakhGold cannot guarantee that the material uncertainty indicated in its audited financial statements for the year ended 31 December 2008 which may have cast a significant doubt about its ability to continue as a going concern will not reappear”. As a result of this supplemental information, this risk factor is now re-titled “Risks Associated with the KazakhGold Group - KazakhGold’s audited financial statements for the year ended 31 December 2008 and unaudited interim condensed consolidated financial statements for the six months ended 30 June 2010 each indicated a material uncertainty which may cast a significant doubt about its ability to continue as a going concern”.

Summary
In Part I of the Prospectus entitled “Summary”, the first risk factor listed under “Risk Factors” on page 3 of the Prospectus is replaced with “KazakhGold’s audited financial statements for the year ended 31 December 2008 and unaudited interim condensed consolidated financial statements for the six months ended 30 June 2010 each indicated a material uncertainty which may cast a significant doubt about its ability to continue as a going concern”.

KazakhGold regards this information as significant new factors relating to information contained in the Prospectus and accordingly has prepared and published this Supplementary Prospectus in accordance with section 87G of FSMA and the Prospectus Rules.

Documents Incorporated by Reference
The announcement dated 21 September 2010, which was published via the Regulatory News Service of the London Stock Exchange plc on such date and is available at http://www.kazakhgold.com/media/news/2010/news, is incorporated by reference to this Supplementary Prospectus.

Documents on Display
In addition to those documents set out in paragraph 7 on page 166 of “Part XV - Additional Information” of the Prospectus, a copy of this Document is available for inspection during regular business hours on any weekday at the offices of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ, United Kingdom for the life of the Prospectus and at http://www.kazakhgold.com/investor/proposed_combination/

24 September 2010

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